Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Credicorp Ltd. (“Credicorp” or the “Company”), a Bermuda company, will be held on June 5, 2020 at 3:00 pm (Peruvian time) in Spanish in a virtual meeting format only at www.meetingcenter.io/248618954. To protect the health and safety of the Company’s employees, shareholders and other stakeholders from the COVID-19 pandemic, there will be no in-person meeting for shareholders to attend this year.

This year, the Annual General Meeting will consider the following formal business:

1.	Presentation by the Chairman of the Board of the Annual Report for the financial year ended December 31, 2019.

2.	Presentation by the Chairman of the Board of the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2019, including the report generated by the external auditors of the Company. (See Appendix 1 for the Form for Election to Receive Full Financial Statements Report)

3.	To elect Directors of the Company and define their remuneration. (See Appendix 2)

4.	To partially amend the Bye-laws; to amend, among other provisions, Bye-law 4.11 with respect to the number of Directors. (See Appendix 3)

5.	To appdoint the external auditors of the Company to perform such services for the 2020 financial year and to delegate the power to set and approve fees for such audit services to the Board of Directors (for further delegation to the Audit Committee thereof). (See Appendix 4)

Only those shareholders that are registered as shareholders of Credicorp as of the close of business on May 6, 2020 are entitled to receive notice of, to attend and to vote at the meeting.

To participate in the meeting, shareholders may use their smartphone, tablet or computer to access www.meetingcenter.io/248618954. On the website, shareholders will be able to listen to a live webcast of the meeting, ask the Directors questions typing them online and submit their votes in real time. Questions must be confined to matters properly before the Annual General Meeting and of general company concern. Further information on how to participate in the meeting online is provided on Appendix 5 of this Notice of Annual General Meeting of Shareholders and on our website (https://credicorp.gcs-web.com/).

If you wish to lodge your proxy vote before the meeting you can do so by using our online voting service at http://www.investorvote.com/bap or alternatively you can complete and return the enclosed proxy form, which must be received by the Company by the close of business on June 1, 2020.

The meeting will begin promptly at 3:00 pm (Peruvian time). We encourage you to access the meeting prior to the start time. Online access will open at 2:45 pm (Peruvian time), and you should allow ample time to log in to the meeting webcast and test your smartphone, tablet or computer audio system. We recommend that you carefully review in advance the procedures needed to gain admission.

Please, be aware that if there is no quorum for the transaction of business by 3:00 pm (Peruvian time) on the date of the Annual General Meeting, the meeting shall be adjourned to the same day one week later, on June 12, 2020, at the same time and held in a virtual format only, at which meeting the persons attending representing directly or by proxy voting shares in the Company shall form a quorum for the transaction of business.

The Board of Directors

May 15, 2020

APPENDIX 1

FORM FOR ELECTION TO RECEIVE FULL FINANCIAL STATEMENTS REPORT

To:	Credicorp Ltd. (“Credicorp”)

C/O:	Credicorp Capital Servicios Financieros S.A.

Dpto. Registro de Acciones (Srta. Giulia Buiza)

Centro Empresarial Cronos

Av. El Derby 055, Torre 4, Piso 10

Santiago de Surco, Lima 33, Peru

gbuiza@credicorpcapital.com

REF.:	FULL FINANCIAL STATEMENTS FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CREDICORP TO BE HELD ON JUNE 5, 2020.

I/We hereby confirm that I/we was/were a registered shareholder of Credicorp as of the close of business on May 6, 2020 and have duly received the Notice and Agenda issued by the Board of Directors of Credicorp and I/we am/are entitled to attend the Annual General Meeting of Shareholders of Credicorp to be held on June 5, 2020.

I/We hereby elect to receive a copy of the full set of the audited consolidated financial statements of Credicorp for the fiscal year ended December 31, 2019 and the external auditor’s opinion thereon (the “Full Report”), to be mailed to the address specified below within fifteen (15) days from the date of receipt by Credicorp of the duly completed form herein, or distributed by electronic mail to the electronic mail address specified below.

I/We accept that Credicorp is not liable for any delay in the delivery or non-receipt of the Full Report whatsoever, whether owing to any delay by or other fault of the postal or courier service employed by Credicorp to dispatch the Full Report or otherwise. I/We accept the risk that the Full Report may not reach me/us prior to the commencement of the Annual General Meeting of Shareholders.

Name of shareholder:
I wish to receive “the Full Report.”	Option 1: via email	Option 2: via mail
Please mark with an “X” your preferred option:
For Option 1: please provide your email address
For Option 2: please provide your mailing address

Date: ______________________

___________________________

Signed by the above Shareholder

APPENDIX 2

Election of Directors

Directors are elected to Credicorp’s Board of Directors (the “Board”) through the votes shareholders cast for the candidates included in the list proposed by the Nominations Committee, which has based selection on the criteria defined in Credicorp’s Corporate Governance Policy and in the Board’s Charter. The Committee has also considered the proposals received from shareholders, management, the Board and the Committee’s members.

The Board presents the list of candidates to the Annual General Meeting of Shareholders for their approval. Directors will be elected individually. Each share represents one voting right, and the shareholder can choose to vote FOR, AGAINST or ABSTAIN. If the candidate obtains a higher number of votes FOR than AGAINST (ABSTAIN votes are not considered in the calculation), he/she will be elected as Director.

Proposed List of Candidates

Consistent with Credicorp’s focus on maintaining governance structures which help drive long-term stakeholder value and demonstrating leadership in corporate governance, Credicorp’s Board of Directors proposes four new independent director candidates for election: Mr. Antonio Abruña Puyol, Mrs. Maite Aranzábal Harreguy, Mr. Alexandre Gouvea, and Mr. Irzio Pinasco Menchelli. Collectively the four new candidates would add to Credicorp’s Board deep professional expertise in retail and digital banking, insurance, management consulting, retail marketing, private equity and law.

In addition to the four new independent director candidates, Credicorp’s Board of Directors proposes for re-election the following four existing directors: Fernando Fort Marie, Patricia Lizárraga Guthertz, Raimundo Morales Dasso and Luis Enrique Romero Belismelis.

The Board, in unanimous agreement with the recommendations of its Nominations Committee, believes these candidates demonstrate the knowledge, integrity, and professional and personal qualifications to help drive long-term stakeholder value at Credicorp.

Below are brief descriptions of the proposed director candidates:

Antonio Abruña Puyol

Mr. Abruña is a Spanish attorney with deep experience as a legal scholar and manager of academic institutions.  Since 2018, Mr Abruña is the Rector of Universidad de Piura, Peru, where he has had a long and successful career. He participated in the process to reorganize General Studies and in the launch of the Law School, where he has been dean and a professor. Recently, Mr. Abruña was part of the Special Commission appointed by the Peruvian government to designate the seven members of the National Justice Council. He was the representative of the Instituto per la Cooperazione Universitaria (ICU) in Peru. Mr. Abruña has a law degree from the Universidad Complutense de Madrid and a Doctor in Law from the Universidad de Navarra (Spain).

Maite Aranzábal Harreguy

Mrs. Aranzábal is a Spanish executive with an international career and relevant experience on Boards of public and private companies and NGOs. She began her career at McKinsey & Company in Spain and Argentina where she consulted with clients in multiple industries, including retail banking. Afterwards, she joined Grupo Cortefiel, a family-owned retailer, where she successfully lead franchise marketing, strategy and international growth. Focusing on the fashion retail business, she joined Advent International, a private equity firm, as a retail expert, supporting analysis of potential acquisitions in the fashion and retail spaces, as well as leading the turnaround of one business (KA International, €40 million in sales). She currently leads her own consulting company, Alir Consulting and Trade, which specializes in retail and real estate businesses, and participates as a member of the Board of Adolfo Dominquez SA (listed company). Mrs. Aranzábal has a degree in Business Administration from ICADE (Spain), and holds an MBA from The Wharton School of the University of Pennsylvania (USA)

Fernando Fort Marie

Mr. Fort has been director of Credicorp Ltd. since 1999. He has also been a director of BCP since 1979, with the exception of the years 1988 to 1990. Mr. Fort has a law degree from the Pontificia Universidad Católica del Perú and has practiced his profession as a principal partner at Estudio Fort, Bertorini, Godoy & Asociados, which specializes in providing business advisory services to companies, including Pepsico, Inc., International Finance Corporation (IFC), Alcatel, International Telephone & Telegraph (ITT), Sheraton Hotels, Volvo Corp., Sandvik, Procter & Gamble, Crown Cork, Chrysler Corp., etc. Mr. Fort has also been on the board of numerous private companies in Peru. Currently, he is a member of the Board of Credicorp Ltd., Banco de Crédito del Perú, Inversiones Centenario S.A.A., Hermes Transportes Blindados SAC and Modasa. His contribution to Credicorp and BCP has primarily been in the legal arena as it applies to both Board and Management matters.

Alexandre Gouvea

Mr. Gouvea recently retired as director at McKinsey & Company. He has 30 years of international experience at McKinsey and specializes in providing advice to financial services clients. Mr. Gouvea is an expert in retail banking and insurance (including technological transition and digital transformation). He has provided financial services in Latin America and built the Práctica de Organizaciones y la Unidad de Recuperación y Transformación. Mr. Gouvea is currently on the Board of Lojas Renner (the largest retailer in Brazil) and of Habitat for Humanity International. Mr. Gouvea has a degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro (Brazil) and has an MBA from Anderson School of Management at UCLA (USA).

Patricia Lizárraga Guthertz

Mrs. Lizarraga has been a Director of Banco de Crédito del Perú and of Credicorp Ltd. since 2017. She is a Wall Street executive with more than 25 years of experience in international M&A, capital markets, investment funds and valuations at companies such as Allen & Company, Donaldson Lufkin & Jenrette and Citigroup. Mrs. Lizarraga is the founder of the Hypatia Capital Group, where she has been General Manager since 2007 and is the founder and majority shareholder of the family group Grupo del Ande. Her experience includes presiding over a number of boards and audit committees at NGOs and private companies. Mrs. Lizarraga was also president of the Privatization Committee of Vías con Peaje en el Perú. She holds a Bachelor of Arts from Yale University and an MBA from Harvard Business School.

Raimundo Morales Dasso

Mr. Morales has been Vice-Chairman of the Board of Directors since 2009 and 2008, at Credicorp Ltd. and BCP, respectively, as well as of Pacífico Compañía de Seguros y Reaseguros since 2016. He joined BCP in 1980 and held different executive management positions, including Executive VP for Wholesale Banking and Credit and Risk Management. He became CEO of BCP in 1990 until 2008, when he retired. Mr. Morales was also Chairman of the Board and CEO of Atlantic Security Bank (subsidiary of Credicorp). He led the IPO for the listing of Credicorp’s shares on the NYSE in October 1995. In addition to his vast knowledge of Credicorp, Mr. Morales brings his experience since 2008 as a director of companies in different industries, including food, cement, insurance and pension funds. He also has experience in a range of organizations, including the Association of Banks of Peru (ASBANC) and Association of AFPs, and was Vice-Chairman of the National Confederation of Private Business Institutions in Peru (CONFIEP). Prior to joining Credicorp, Mr. Morales worked for 10 years at Wells Fargo Bank in its offices in San Francisco, Miami (USA), Sao Paulo (Brazil), Caracas (Venezuela), and Buenos Aires (Argentina). His last position at Wells Fargo was as Regional VP. Mr. Morales has a bachelor’s degree in Economics and Administration from the Universidad del Pacifico (Peru) and holds an MBA from the Wharton Graduate School of Finance of the University of Pennsylvania (USA).

Irzio Pinasco Menchelli

Mr. Pinasco is a Peruvian executive with more than 30 years of experience leading companies in diverse sectors. Between 2006 and 2019 he was CEO, and is now an Executive Director of, Acurio Restaurantes, a leader in the internationalization of Peruvian gastronomy. Since 2008 he has served as a Director/Promoter of SIGMA SAFI, a leading fund manager in Peru. In addition to his extensive past business and professional activities, he chaired the Organization Committee of the Copa América football tournament in 2004. Mr. Pinasco has been an independent board member of BCP since 2018 and holds a Bachelor of Arts in Economics and International Relations from Brown University and a MBA from Columbia University (USA).

Luis Enrique Romero Belismelis

Mr. Romero B. has been a director of Credicorp since 2017 and of Banco de Crédito del Perú since 2009. Additionally, he is a director of Pacífico Cía. de Seguros y Reaseguros. Mr. Romero has been Head of Finance and General Manager at different companies in the consumer and services sectors of Grupo Romero. He is currently Chairman of the Board of companies in the storage and logistic sector and port terminals as well as Vice Chairman of the board of companies in the consumer, real estate, textile, industrial, commerce and service sectors. Mr. Romero holds a Bachelor’s degree in Economics from Boston University (USA).

Remuneration of Directors

According to Credicorp’s Bye-Laws, the shareholders approve the compensation of Directors at the Annual General Meeting. The Compensation Committee’s proposal is to pay to the members of the Board the remuneration presented below:

•	To pay an annual remuneration of US$50,000 to each Director.

•	To pay an additional annual remuneration of US$40,000 to each Director who is a member of the Audit Committee and to each Director of Credicorp’s subsidiaries who is appointed as an advisor to the Audit Committee of Credicorp.

•	To pay a remuneration of up to US$1,500 for each session attended by each Director serving on one or more of the Committees of the Board other than the Audit Committee.

APPENDIX 3

Partial Changes to Bye-laws

The changes proposed to amend the Bye-laws of Credicorp are as follows:

1.	First change: In Bye-law 2.6, which refers to share transfers, the proposal is to add a final paragraph that refers to the shares that are traded on stock exchanges as is the case of Credicorp. The text proposed is the following:

“Notwithstanding anything to the contrary in these Bye-laws, shares that are listed or quoted on an appointed stock exchange designated for the purposes of the Act in respect of which the shares of the Company are listed or quoted and where such appointed stock exchange deems such listing or quotation to be the primary listing or quotation of the shares of the Company as may be permitted by the Bermuda Monetary Authority may be transferred in accordance with the rules and regulations of such exchange.”

2.	Second change: In Bye-law 3.4.2., the proposal is to add that the instruments which authorize the proxies named by the shareholders to attend the General Shareholders’ Meeting can be received by means of electronic communication:

“(…). Facsimile and electronic communication (being a communication sent, transmitted, conveyed and received by wire, by radio, by optical means or by other electron magnetic means in any form through any medium, may) be accepted.”

3.	Third change: It is proposed that the number of directors be increased from 8 to 9 by amending Bye-law 4.11 as follows:

“The Board shall consist of nine Directors. Each Director shall hold office for a period (“Election Period”) commencing the annual general meeting the Director was elected and ending the annual general meeting in the third successive year of the year of his election or until his successor is elected or appointed subject to his office being vacated pursuant to Bye-Law 4.14. At any general meeting, the Members may authorize the Board to fill for the remainder of the Election Period any vacancy in their numbers left unfilled at the general meeting. The Members in general meeting or the Board shall have the power to appoint any person as a Director to fill a vacancy on the Board for the remainder of the Election Period occurring as a result of the death, disability, disqualification or resignation of any Director.”

4.	Fourth change: It is proposed that Bye-law 4.15 be amended to clarify that notice of a Board Meeting may be made verbally (personally or by telephone), by post, electronic means or other modes that facilitate communication of notice of a Board meeting to allow a Director to participate in a Board meeting by telephone or through any electronic means that allow all persons who participate in the meeting to communicate with each other simultaneously and instantaneously by replacing Bye-law 4.15 with the following:

“The Chairman of the Company or a majority of the Directors may at any time summon a meeting of the Board. Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to such Director verbally (including in person or by telephone) or otherwise communicated or sent to such Director by post, electronic means or other mode of representing words in a visible form at such Director's last known address or in accordance with any other instructions given by such Director to the Company for this purpose. Directors may participate in any meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.”

5.	Fifth change: With respect to Bye-law 4.16.1, the proposal is to clarify and confirm the quorum of a meeting of the Board shall be the majority of Directors by replacing Bye-law 4.16.1 with the following:

“The quorum necessary for the transaction of business at a meeting of the Board shall be a majority of the Directors of the Company.”

***

APPENDIX 4

APPOINTMENT OF EXTERNAL AUDITORS

At the Annual General Meeting of Shareholders held on March 29, 2019, the shareholders of Credicorp Ltd. approved the appointment of Gaveglio Aparicio y Asociados S.C.R.L., a member firm of PricewaterhouseCoopers in Peru, to act as external auditors for a period of one (1) year in accordance with the proposal and recommendation of the Audit Committee that was delivered to the Board of Directors, and delegated to the Board of Directors acting by the Audit Committee to approve the auditor’s fees.

Hence, considering the satisfactory work performed by the external auditors, and with the prior recommendation and approval of the Audit Committee, the Board proposes to the Annual General Meeting the appointment of Gaveglio Aparicio y Asociados S.C.R.L., representatives of PricewaterhouseCoopers in Peru, as external auditors for the fiscal year ending December 31, 2020.

The Board also recommends the shareholders to delegate to the Board of Directors acting by the Audit Committee the power to set and approve the auditor’s fees for their audit services.

Credicorp’s Policy for Audit and Non-Audit Fees

The Audit Committee has determined that, as a general rule, the sum total of tax services and other services provided to Credicorp and its subsidiaries by the external auditor may not exceed 35% of the total of auditing services, services related to auditing, taxes and other services as stipulated in section IV. “Services subject to approval,” contained in the Audit Committee Policy during a fiscal year.

When the Committee deems it necessary to approve an exception, it will take into consideration if the service required is aligned with the rules of independence for external auditors as set by the U.S. Securities and Exchange Commission (the “SEC”).

Please find below preliminary information related to audit and non-audit fees paid to Gaveglio, Aparicio y Asociados S.C.R.L. for the fiscal years ended December 31, 2017, 2018 and 2019 (preliminary). The information includes fees for independent auditing and for other projects conducted at the Company. The final information for 2019 will be published in Credicorp’s Form 20-F for the year ended December 31, 2019 to be filed with the SEC, but we do not expect that the final amounts, which will be reported in the Form 20-F, will be materially different from the information for 2019 presented below.

Credicorp Ltd.
Years ended – December 31
(S/ thousands)	2017	2018	2019
Audit	15,907	15,556	17,233
Audit-related	600	20	66
Tax	357	57	520
All others	314	266	928
Total	17,178	15,899	18,737

APPENDIX 5

For the year 2020, the Annual General Meeting will be a completely virtual meeting, which will be conducted exclusively by webcast. No physical meeting will be held.

Registered holders, and beneficial shareholders who register for the Annual General Meeting in advance, will be able to participate in the meeting by visiting http://www.meetingcenter.io/248618954.  The password for this meeting is BAP2020.

Shareholder of Record

If you are a registered holder, a 15-digit secure control number that will allow you to attend the Annual General Meeting electronically can be found on your proxy card or notice received.

Beneficial Owner

If you hold your shares in the name of a broker, bank or other holder of record, you may either: (i) vote in advance of the Annual General Meeting by contacting your broker and attend the virtual meeting as a guest; or (ii) register to attend the virtual meeting as a shareholder in advance.

To register to attend the Annual General Meeting online, you must submit proof of your proxy power (legal proxy) reflecting your holdings in the Company along with your name and email address to Computershare. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern Time, on June 2, 2020.

You will receive a confirmation of your registration by email after Computershare receives your registration materials. Requests for registration should be directed to Computershare at the following:

By email:	Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com.

By mail:	Computershare, Credicorp, Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001.

Whether or not you plan to attend the Annual General Meeting, we urge you to vote and submit your proxy in advance of the meeting.